SECURITI 05041334 ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 2 3 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 40861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordian Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, Fifth Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Caldwell **212 486 3600**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/29/05

OATH OR AFFIRMATION

I, Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gordian Group, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY
Notary Pub. ... New York
No. ...9
Qualified in Queens County
Commission Expires September 25, ~~19~~ 2005

Judy W Yu
Notary Public

Signature
Pres. + CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gordian Group, LLC

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Gordian Group, LLC

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the statement of financial condition, there is a dispute between the management of the Company and its Parent relating to the computation of total compensation expense for the year ended December 31, 2004. The resolution of this dispute may reduce accrued compensation payable and increase member's equity at December 31, 2004 by approximately $634,000. The ultimate resolution of this dispute cannot be determined at this time and may result in the recording of amounts that would be different from those recorded in the accompanying statement of financial condition.

Ernst & Young LLP

March 14, 2005

Gordian Group, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 3,956,086
Accounts receivable	2,764,533
Security receivable	196,782
Fixed assets, net of accumulated depreciation and amortization of $562,698	318,168
Other assets	382,315
Total assets	$ 7,617,884
Liabilities and member's equity	
Liabilities:	
Accrued compensation	$ 3,408,387
Accrued expenses and other liabilities	235,231
Deferred revenue	975,640
Total liabilities	4,619,258
Member's equity	2,998,626
Total liabilities and member's equity	$ 7,617,884

See accompanying notes.

Gordian Group, LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Business

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Group, Inc., a Delaware corporation. Gordian Group, Inc. is an indirectly wholly-owned subsidiary of Allied Capital Corporation (the "Parent"), a Maryland corporation. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwritings. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions including: (i) private placements of debt and equity securities, (ii) underwriting of public offerings of debt and equity securities, (iii) sales of all or a part of such companies' business in the merger market, (iv) public and private exchange offers and (v) general advice with respect to operations, joint ventures, transactions and capital structures of such entities.

2. Summary of Significant Accounting Policies

The statement of financial condition of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recorded when earned. Deferred revenue is made up of unearned revenue and retainers. These items are recognized as they are earned over the life of the Company's contracts with the clients.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Demand deposits with banks and other highly liquid investments with maturities of three months or less are considered to be cash and cash equivalents. At December 31, 2004, cash and cash equivalents consisted primarily of an interest bearing account at Citibank. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Security Receivable

The security receivable is comprised of non publicly-traded preferred stock of a company. In management's opinion, the carrying value of the security receivable approximates fair value.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Income Taxes

The statement of financial condition does not include a provision for income taxes on member's income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's member.

Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

3. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2004:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 383,033	$ 214,553	$ 168,480
Equipment	306,115	215,363	90,752
Furniture	191,718	132,782	58,936
Total fixed assets	$ 880,866	$ 562,698	$ 318,168

4. Deferred Revenue

On June 28, 2004, the Company was engaged by a privately owned company (the "Client") to provide certain investment banking services for a period of three years (the "Term"). As consideration, the Company will receive Class B Common Stock of the Client (the "Shares") over the Term. One-third or 7,233 of the total 21,698 Shares to be received by the Company vest at the inception of the engagement, and the remaining 14,465 Shares granted to the Company vest in equal monthly installments ("Monthly Stock Installments") over the Term.

The engagement may be terminated by the Client or Gordian at any time prior to the expiration of the Term with or without cause, effective upon receipt of written notice to that effect by the other party, but none of the foregoing circumstances shall affect or limit the rights of Gordian as a stockholder of the Client or the ownership of the vested Shares of the Client issued to it.

During the Term, Gordian may elect to require the Client to re-purchase from Gordian all the vested Shares owned by Gordian for the aggregate book value of the vested Shares plus an additional amount as described in the Class B Common Stock Subscription Agreement between Gordian and the Client. Gordian's right to such election shall be referred to as the "Put Right".

4. Deferred Revenue (continued)

The 7,233 vested Shares at the inception of the engagement were fair valued by management, based on, among other things, the trading multiples of comparable companies, at $1,170,768, and recorded as deferred revenue. The deferred revenue is recognized as advisory fee revenue on a straight line method over the Term. In addition, the Company records advisory fee revenue for each Monthly Stock Installment. At December 31, 2004, the deferred revenue balance was $975,640.

At December 30, 2004, the 9,642 vested Shares were fair valued by management at $1,660,000. In addition, on December 30, 2004, two of the Managing Directors of the Company purchased for cash the 9,642 vested Shares and certain rights, including the Put Right, from the Company at the stated fair value of $1,660,000.

5. Related Party Transactions

The Parent provides financial consulting, strategic planning services, business operations support and managerial assistance to the Company. For these services, the Company paid a fixed annual fee of $1,000,000. The management fee was payable in equal quarterly installments during each year on the last day of each quarterly period. On October 1, 2004, the Parent and Gordian amended and restated the management services agreement to permit the Parent to render certain services to the Company, and to earn fees, on a project by project basis, in lieu of the fixed annual fee.

On December 30, 2004, two of the Managing Directors of Gordian purchased certain privately held stock from the Company (see Note 4).

6. Contingencies and Commitments

The Company has certain employment agreements with employees who are designated by the Board of Directors as Partners. Certain of these Partners are also Managing Directors of the Company. Pursuant to these agreements, the total compensation expense is capped at 65% of Annual Revenues as defined in the agreements ("Annual Revenues") for the year ended December 31, 2004. Management believes that the accrued compensation payable is properly recorded in the accompanying statement of financial condition in accordance with the definition of Annual Revenues. However, the Parent has expressed their

6. Contingencies and Commitments (continued)

disagreement with respect to the computation of Annual Revenues made by management for the year ended December 31, 2004. This dispute will be resolved pursuant to the applicable dispute resolution procedures contained in the agreements between the parties. The resolution of the dispute may reduce accrued compensation payable and increase member's equity at December 31, 2004 by approximately $634,166. The ultimate resolution of this dispute cannot be determined at this time and may result in the recording of amounts that would be different from those recorded in the accompanying statement of financial condition.

If the ultimate resolution of the dispute reduces accrued compensation payable and increase member's equity by $634,166, the proforma results would be as follows:

	As Stated	**Proforma**
Condensed statement of financial condition		
Total assets	$ 7,617,884	$ 7,617,884
Total liabilities	$ 4,619,258	$ 3,985,092
Members' equity	2,998,626	3,632,792
Total liabilities and member's equity	$ 7,617,884	$ 7,617,884
Net capital deficit	$ (663,172)	$ (29,006)

The Company leases space for the New York office under a lease agreement which expires on August 31, 2007. Future minimum payments are as follows:

	Minimum Annual Rental Payments
2005	$ 499,395
2006	499,395
2007	332,930
	$ 1,331,720

7. Retirement Plan

All full-time employees with one year's service to the Company are eligible to become participants in the Gordian Group, LLC Retirement Plan (the "Plan"), a trusteed, noncontributory, profit-sharing plan. Plan contributions based on an employee's annual compensation as defined by the Plan's agreement and the Internal Revenue Code, are made at the discretion of management. Plan benefits are based on participants' vested account balances upon retirement.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. At December 31, 2004, the Company had a net capital deficit of $663,172, which was $971,123 below the amount required to be maintained at that date.

9. Subsequent Event

On January 10, 2005, the Company notified NASD of its net capital deficiency at December 31, 2004. On January 11, 2005, Gordian Group, Inc., its sole member, made an additional capital contribution of $2,000,000 into the Company to enable Gordian to comply with regulatory capital requirements.

Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

To the Member of
Gordian Group, LLC:

In planning and performing our audit of the statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2004, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. We noted the following matter involving the adequacy of the Company's practices and procedures in complying with the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) that we considered to be a material inadequacy. At December 31, 2004, the Company had a net capital deficiency of $971,123. This deficiency arose as the Company initially recognized certain revenue that should have been recognized as deferred revenue. On January 11, 2005, this deficiency was corrected when its sole member, Gordian Group, Inc., injected additional capital of $2,000,000 into the Company to enable it to comply with regulatory capital requirements. Nothing came to our attention indicating that the Company was not in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and during the year then ended.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 14, 2005